Exhibit 99.77(i)


                       Terms of New or Amended Securities

Response:

1. At the September 12, 2007 Board meeting, the Board of Trustees of ING Equity Trust approved the establishment of Class W shares on behalf of ING LargeCap Value Fund, ING Opportunistic LargeCap Fund, ING Real Estate Fund, ING SmallCap Opportunities Fund, ING SmallCap Multi-Manager Fund, ING Value Choice Fund

2. At the November 30, 2007 Board meeting, the Board of Trustees of ING Equity Trust ("IET") approved the establishment of ING Equity Dividend Fund and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to IET's registration statement registering shares of ING Equity Dividend Fund. At the November 30, 2007 Board meeting, the Board of Trustees approved the requisite plans, agreements, and other routine matters with respect to the establishment of ING Equity Dividend Fund.